CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
August 6, 2009
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your letter dated July 23, 2009 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 1A. Risk Factors, page 9
1. Your Comment and Requested Clarification: Refer to the last paragraph on Page 10. We note that a number of tenants in the process of negotiating or renegotiating leases have sought to limit their payment of base rent, allocable common area charges and real estate taxes and, in some cases, have unilaterally reduced rent payments. In addition, the Company’s collection of common area charges has declined and may decline further as a result of vacancies, default, and tenant resistance. Please tell us what consideration you gave to discussing within MD&A the effects these adverse trends have had and are expected to have on operating results.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 6, 2009

     The Company’s Response: The Company in MD&A sets forth the most significant items in the Company’s results of operations attributable to properties held in both years. The Company’s disclosures in Risk Factors relating to its tenants encompass both current experience as well as perceived prospective risks. During the latter part of 2008, a number of the Company’s tenants requested rent relief. It is noted that certain retail chains requested “programmatic” relief from all landlords. The Company determined that it was in its best interest to assist selected tenants through the worsening economic times rather than to create or accept vacancies which could adversely affect the remaining tenants in a shopping center. In 2008, the Company granted certain short-term rent relief and, in very limited instances, rent reductions, based on tenant occupancy costs compared to sales, past sales history, strength of balance sheet, importance to other tenants, competition, and other factors deemed relevant to the Company. The aggregate amount of such relief granted had only limited impact on results of operations for 2008, as is demonstrated by (a) the continued solidity of our tenant base overall as indicated by our occupancy levels that have remained at 92% from 2007 through June 30, 2009, and (b) an increase in base rent, as is further detailed in the MD&A. The foregoing notwithstanding, there can be no assurance that the amount of such relief will not become more significant in future periods.
     The Company proposes to revise relevant disclosures in future filings as per the addition (underscored) to the following section excerpted from the MD&A section of the Company’s Form 10-K for the fiscal year ended December 31, 2008 (“Results of Operations”, “Comparison of 2008 to 2007”):
Properties held in both years. The Company held 96 properties throughout 2008 and 2007. Total revenues decreased primarily as a result of (i) a decrease in the amortization of intangible lease liabilities ($230,000) resulting from expiration of applicable lease terms in the ordinary course, (ii) a decrease in the straight-line rents in the ordinary course ($1,069,000) partially offset by an increase in base rent from lease commencements at the Company’s properties ($583,000) which includes a decrease in base rent at a property in which a tenant vacated ($417,000), (iii) a decrease in percentage rental income due to some lower tenant sales ($654,000), (iv) a decrease in tenant recoveries ($832,000) primarily due to a higher collection rate in 2007 due to billing system improvements made in 2006 and 2007, and (v) a decrease in other income ($859,000) predominately related to a decrease in lease termination income partially offset by an increase in insurance proceeds. In connection with the worsening economic climate during the latter part of 2008, the Company received several requests from tenants for rent relief. While the Company did in fact grant such relief in a small number of selected circumstances, the aggregate amount of such relief granted had limited impact on results of operations for 2008. However, there can be no assurance that the amount of such relief will not become more significant in future periods.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 6, 2009

Item 8 — Financial Statements and Supplementary Data, page 37
Note 2 — Summary of Significant Accounting Policies, page 44
Intangible Lease Asset/Liability, page 46
2. Your Comment and Requested Clarification: We note that the amounts allocated to above market leases and below market lease values are amortized to rental income, over the remaining non-cancelable terms of the respective leases. Please clarify whether the below market leases have fixed rate renewal options and if so how those are considered in the determination of the amortization period.
     The Company’s Response: The major tenancies that comprise the intangible lease liabilities on the Company’s balance sheet relate, for the most part, to anchor tenants at the Company’s shopping centers. Most of the leases with these larger tenants do, in fact, have renewal options which, in almost all cases, are at fixed dollar amounts and which are not exercisable until a date substantially in the future. As part of purchase price allocations, the Company considered renewal options in determining the fair value of the lease contracts and amortization periods of the lease values and, based on such review, the Company concluded that it was not likely that tenants in these leases would exercise their options once the original lease terms expired. Such conclusion was due in large part to important business reasons (several of which the Company has indeed experienced, including tenant bankruptcies) as to why such options are not, in many cases, exercised. They include, but are not limited to, the following: (i) changed consumer traffic patterns since the Company acquired the relevent shopping centers (ii) actual or potential declining tenant sales and profitability as a result of competition, (iii) acquisitions of or mergers with other chains resulting in consolidation of operations within the region, (iv) tenant exiting the trade area entirely, (v) tenant decision to upsize or downsize some or all of its stores, (vi) tenant being offered even better terms by a competing shopping center owner within the trade area, (vii) impending competition from newly built or to-be built shopping centers within the trade area, and (viii) tenant composition in the shopping center differing, to tenant’s disadvantage, from that when the original lease commenced. As a result of the Company’s overall analysis, the below market leases are being amortized over such fixed, non-cancellable terms of the respective leases.
Form 10-Q for the quarter ended March 31, 2009
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Recently-Issued Accounting Pronouncements, page 21

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 6, 2009

3. Your Comment and Requested Clarification: We note that you have reclassified certain redeemable operating partnership units into permanent equity while the remaining units that do not meet the requirements of EITF D-98 continue to be classified as temporary equity on the balance sheet. Explain to us the difference in the redemption terms or other provisions of the units that support your conclusion of classifying these units between permanent and temporary equity.
     The Company’s Response: Note 1 to the Consolidated Financial Statements states “...OP Units...are economically equivalent to the Company’s common stock and are convertible into the Company’s common stock at the option of the respective holders on a one-to-one basis...”. Based on the Company’s assessment and a review of the documents applicable to the OP Units, it was determined that certain of the holders of the Units had registration rights upon conversion of their Units into shares of the Company’s common stock. Those provisions generally provide such holders with the right to demand registration under applicable federal and state securities laws of the common stock of the Company underlying such OP Units, subject to certain restrictions. Accordingly, applying the concept in EITF 00-19 that settlement, in effect, in registered shares is outside the control of the Company inasmuch as, for example, registration statements must be filed and kept effective, periodic filings must be timely made, and legal and audit opinions will typically be required, such OP Units (the “Mezz OP Units”) would not meet the requirements for “permanent equity” classification, as set forth in EITF D-98, and have therefore been classified as “temporary equity”. In those cases where holders of OP Units do not have registration rights, thus allowing the Company to settle conversion requests in unregistered shares, settlement in unregistered shares is within the control of the Company. As a result, such OP Units have been classified as “permanent equity”.
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses will be appropriately contained in future filings. If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525. Thank you.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 6, 2009

Very truly yours,
/s/ LEO S. ULLMAN

Leo S. Ullman
Chairman, Chief Executive Officer and President